Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

ARTICLES OF INCORPORATION OF

QUEST SOFTWARE, INC.

(a California corporation)

The undersigned Douglas F. Garn and J. Michael Vaughn certify that:

1. They are the duly elected and acting President and Secretary, respectively, of QUEST SOFTWARE, INC., a California corporation (the “Corporation”).

2. Paragraph A of Article III of the Articles of Incorporation of the Corporation, as amended through the date of this filing, shall be amended to read in full as follows:

“A.	Classes of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of stock which the corporation is authorized to issue is Two Hundred Ten Million (210,000,000) shares. Two Hundred Million (200,000,000) shares shall be Common Stock, no par value per share, and Ten Million (10,000,000) shares shall be Preferred Stock, no par value per share.”

3. The foregoing amendment of the Articles of Incorporation has been duly approved by the Board of Directors of the Corporation.

4. The foregoing amendment of the Articles of Incorporation has been approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the Corporation entitled to vote with respect to the foregoing amendment was 97,764,755 shares of common stock. The vote required to approve the proposal was a majority of the outstanding shares entitled to vote. The number of votes in favor of the amendment exceeded the vote required.

We further declare under penalty of perjury under the laws of the State of California that we have read this Certificate and that the matters set forth in this certificate are true and correct of our own knowledge.

Executed at Aliso Viejo, California on August 4, 2005.

/s/ DOUGLAS F. GARN
Douglas F. Garn, President

/s/ J. MICHAEL VAUGHN
J. Michael Vaughn, Secretary